AH
3/11/03

cm

SE 03014083 ... COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49885

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones B.D. Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kim, Director of Accounting, Dow Jones & Company, Inc. (609) 520-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP
3/13

OATH OR AFFIRMATION

I, Richard A. Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow Jones B.D. Services, Inc., as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH A. TORRISI
Notary Public, State of New York
No. 02TO5082368
Qualified in New York County
Commission Expires 8/4/2005

Notary Public

Signature

President Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (212) 259 1000
Facsimile (212) 259 1301

To the Board of Directors and Stockholder of Dow Jones BD Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Dow Jones BD Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003

Dow Jones BD Services, Inc.

Financial Statements and Supplemental Schedule As of December 31, 2002 and for the Year Ended December 31, 2002

Dow Jones BD Services, Inc.

Index to Financial Statements and Supplemental Schedule
As of December 31, 2002 and for the Year Ended December 31, 2002

	Page
Report of Independent Accountants	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Schedule:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act	8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Dow Jones BD Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Dow Jones BD Services, Inc.

Statement of Financial Condition
As of December 31, 2002

Assets	
Cash	$ 30,000
Total assets	$ 30,000
Liabilities	$ -
Stockholder's equity	
Common stock, par value $1 per share: authorized 1,000 shares, issued 100 shares	100
Additional paid-in capital	16,999
Retained earnings	767,397
	784,496
Less, due from parent	754,496
Total stockholder's equity	30,000
Total liabilities and stockholder's equity	$ 30,000

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.

Statement of Income
For the Year Ended December 31, 2002

Revenues	
Fees	$ 619,000
Total revenues	619,000
Expenses	
General and administrative	18,150
Royalties	136,509
Total expenses	154,659
Income before provision for income taxes	464,341
Provision for income taxes	171,574
Net income	$ 292,767

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Due From Parent	Total Stockholder's Equity
Balance, December 31, 2001	$ 100	$ 16,999	$ 474,630	$ (461,729)	$ 30,000
Net income	-	-	292,767	-	292,767
Additional due from parent	-	-	-	(292,767)	(292,767)
Balance, December 31, 2002	$ 100	$ 16,999	$ 767,397	$ (754,496)	$ 30,000

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2002

Change in cash	$ -
Cash at beginning of year	30,000
Cash at end of year	$ 30,000

The net income and operating activities of Dow Jones BD Services, Inc. are non-cash as all cash is collected, disbursed and retained by Dow Jones & Company, Inc. (Note 5).

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.

Notes to Financial Statements

1. Organization

Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent") a Delaware corporation.

On December 19, 1997, the Company was registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. The company is also an associate member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues, which are recognized on an accrual basis, represent royalty fees earned under license agreements between the Parent and third parties that are attributed to and recorded by the Company due to their transaction-based nature under regulatory requirements (Note 5).

Royalties represent expenses under a contract with the American Stock Exchange and are recognized on an accrual basis (Note 4).

The Company's cash is on deposit with one financial institution.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $30,000 as calculated under the aforementioned rules, which exceeded minimum capital requirements of $5,000 by $25,000.

The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

4. Royalties

The Parent had an exclusive contract with the American Stock Exchange ("AMEX") to list Diamonds, a fund that replicates the performance of the Dow Jones Industrial Average, on AMEX. In mid-2000, AMEX gave up this exclusive right in exchange for a 50% royalty of all cross-listed revenues the Parent earns by listing Diamonds on other exchanges. Diamonds is now listed on the following exchanges:

Boston Stock Exchange
Chicago Stock Exchange
Cincinnati Stock Exchange
NASDAQ
New York Stock Exchange ("NYSE")

There are annual minimum amounts that these exchanges pay to the Parent for the right to list Diamonds. These amounts are not considered transaction-based, and therefore are not recorded by the Company, but are instead recorded by the Parent. Any revenues above these minimum amounts are transaction-based, and are recorded as the Company's revenues. The Company records a royalty expense that equals 50% of these revenues, which is paid to AMEX. Only NASDAQ and NYSE have generated revenues over the minimum amounts in 2002.

5. Related Party Transactions

All billings and collections and cash disbursements are performed by the Parent, and the Parent retains the related net cash. Due from Parent consists of royalty fees billed and accrued by the Parent less royalties and income tax expense attributed to the Company, as well as allocations of general and administrative expenses for professional fees and accounting support provided to the Company by the Parent.

6. Income Taxes

The Company is included in the Parent's Federal consolidated income tax return. The provision for income taxes has been allocated by the parent based on the Company's tax computation as a stand-alone entity. The provision for income taxes was as follows:

Current	**2002**
Federal	$ 157,644
State	13,930
	$ 171,574

The principal reason for the difference between the Company's effective tax rate and the statutory Federal income tax rate is state income taxes.

Dow Jones BD Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act
As of December 31, 2002

Computation of Net Capital

Total ownership equity (from Statement of Financial Condition)	$ 30,000
Total ownership equity allowable for net capital	30,000
Total capital and allowable subloans	30,000
Other deductions and/or charges	-
Net capital before haircuts	30,000
Haircuts	-
Net capital	$ 30,000
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 25,000

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS report filing as of the same date.